Exhibit (i)(3)


                          UNITED STATES DISTRICT COURT
                          EASTERN DISTRICT OF NEW YORK
--------------------------------------------x
DIME BANCORP, INC.,                         :

                  Plaintiff,                :

         v.                                 :

NORTH FORK BANCORPORATION, INC. and         :        No. 00-CV-1651
JOHN A. KANAS, JOHN BOHLSEN, THOMAS                  (ERK)(CLP)
M. O'BRIEN, PARK T. ADIKES, IRVIN L.        :
CHERASHORE, ALLAN C. DICKERSON,                      ANSWER AND COUNTER-
LLOYD A. GERARD, DANIEL M. HEALY,           :        CLAIMS OF NORTH FORK
PATRICK E. MALLOY, III, RAYMOND A.                   BANCORPORATION, INC.
NIELSON, JAMES F. REEVE, GEORGE H.          :        --------------------
ROWSOM, KURT R. SCHMELLER, and
RAYMOND W. TERRY, JR.,                      :

                  Defendants.               :
--------------------------------------------x
NORTH FORK BANCORPORATION, INC.,            :

                  Counterclaim-plaintiff,   :

         v.                                 :

DIME BANCORP, INC. and LAWRENCE J.          :
TOAL,
                                            :
                  Counterclaim-defendants.
--------------------------------------------x

         Defendant North Fork Bancorporation, Inc. ("North Fork"), by and through its undersigned attorneys, Skadden, Arps, Slate, Meagher & Flom LLP, responds as follows to plaintiff's amended complaint dated April 13, 2000 (the "Amended Complaint"):



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         1. Denies the allegations contained in paragraph 1, which are not allegations of fact but impertinent allegations that are more appropriate in a memorandum of law than in a pleading.

         2. Denies the allegations contained in paragraph 2, except admits that it has disclosed a section entitled "RISK FACTORS," and respectfully refers the Court to North Fork's filings with the United States Securities and Exchange Commission (the "SEC") for the true and complete terms therein.

         3. Denies the allegations contained in paragraph 3, and respectfully refers the Court to North Fork's filings with the SEC for the true and complete terms therein.

         4. Denies the allegations contained in paragraph 4, and respectfully refers the Court to North Fork's filings with the SEC for the true and complete terms therein.

         5. Denies the allegations contained in paragraph 5.

         6. Denies the allegations contained in paragraph 6.

         7. Denies the allegations contained in paragraph 7.

         8. Denies the allegations contained in paragraph 8.

         9. Denies the allegations contained in paragraph 9, except admits that plaintiff purports to base jurisdiction over the subject matter of this action under Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), together with 28 U.S.C. ss.ss. 1367 and 1391; and declines to respond to so much of the first and second

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sentences of paragraph 9 as constitutes legal conclusions on the ground that no response is required thereto.

         10. Denies the allegations contained in paragraph 10, and further avers that such allegations constitute legal conclusions to which no response is required thereto, except admits that plaintiff purports to assert venue in this judicial district under Section 27 of the Exchange Act, together with 28 U.S.C. ss. 1391.

         11. Denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 11.

         12. Admits the allegations contained in paragraph 12, except denies that North Fork is properly a defendant in this action.

         13. Admits the allegations contained in paragraph 13, except denies that Mr. Kanas is properly a defendant in this action.

         14. Admits the allegations contained in paragraph 14, except denies that the individuals listed as defendants are properly defendants in this action.

         15. Declines to respond to so much of the first sentence of paragraph 15 as constitutes legal conclusions on the ground that no response is required thereto; and denies the remaining allegations contained in paragraph 15.

         16. Denies the allegations contained in paragraph 16.

         17. Admits that certain of the Director Defendants signed North Fork's Form S-4, filed with the SEC on March 14, 2000, and that Mr. Healy has signed certain of North Fork's disclosure documents; denies the remaining allegations contained in



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paragraph 17, and respectfully refers the Court to North Fork's Form S-4, filed on March 14, 2000, for the true and complete terms therein.

         18. Declines to respond to so much of paragraph 18 as constitutes legal conclusions on the ground that no response is required thereto; and denies the remaining allegations contained in paragraph 18.

         19. Declines to respond to so much of the first sentence of paragraph 19 as constitutes legal conclusions on the ground that no response is required thereto; and denies the remaining allegations contained in paragraph 19.

         20. Denies the allegations contained in paragraph 20, except admits that Dime and Hudson purportedly entered into a merger agreement, and respectfully refers the Court to the Dime-Hudson Merger Agreement for the true and complete terms and conditions therein.

         21. Denies knowledge or information sufficient to form a belief as to the truth of the allegation that the registration statement and proxy statement were mailed to all of Dime's stockholders; denies the remaining allegations contained in paragraph 21, and respectfully refers the Court to the Dime-Hudson Merger Agreement for the true and complete terms therein.

         22. Denies the allegations contained in the first sentence of paragraph 22, except admits that on March 5, 2000, North Fork made a public announcement with respect to an exchange offer for Dime's outstanding shares, and respectfully refers the Court to North Fork's March 5, 2000 press release for the true and complete terms of that announcement.


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         23. Admits that North Fork and Fleet have entered into a Stock Purchase
Agreement; denies the remaining allegations contained in paragraph 23, and respectfully refers the Court to the North Fork-FleetBoston Stock Purchase Agreement for the true and complete terms therein.

         24. Admits that North Fork posted an announcement on its website which related to the exchange offer, and respectfully refers the Court to North Fork's website for the true and complete terms therein.

         25. Admits that on March 6, 2000, certain media coverage appeared relating to the announcement of a proposed North Fork exchange offer for Dime shares; denies knowledge or information sufficient to form a belief as to the truth of the remaining allegations contained in paragraph 25, and respectfully refers the Court to the newspapers and so-called "[b]roadcast reports" to which Dime refers for the true and complete content of those "[b]roadcast reports."

         26. Admits the allegations contained in the first and second sentences of paragraph 26; denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in the third sentence of paragraph 26; denies the allegations contained in the fourth sentence of paragraph 26, except admits that John Kanas indicated that "about 350 people [were] on the line;" and respectfully refers the Court to the transcript on file with the SEC to which Dime refers for the true and complete terms therein.

         27. Denies the allegations contained in paragraph 27, except admits that on Monday, March 6, North Fork filed certain materials with the SEC and that, upon


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information and belief, FleetBoston filed a press release, and respectfully refers the Court to North Fork's preliminary proxy materials and the FleetBoston press release for the true and complete terms therein.

         28. Denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 28, and respectfully refers the Court to the March 7 Dime press release for the true and complete terms therein.

         29. Denies the allegations contained in paragraph 29, and respectfully refers the Court to the March 9 Dime press release for the true and complete terms therein.

         30. Admits the allegations contained in paragraph 30.

         31. Denies the allegations contained in paragraph 31, and respectfully refers the Court to the March 21 announcement for the true and complete contents thereof.

         32. Denies the allegations contained in paragraph 32, except admits that Dime commenced this action on March 21, 2000, and respectfully refers the Court to the March 21 Complaint for the true and complete terms and allegations therein.

         33. Denies the allegations contained in the first, second and third sentences of paragraph 33, except admits that, at a point in time, North Fork filed a supplemental proxy statement and a revised registration statement (which included a supplemental preliminary prospectus) and that North Fork had moved to dismiss Dime's complaint. Denies the allegations contained in the first, second, third, fourth and fifth sentences of the first bullet-point paragraph under paragraph 33, and respectfully refers


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the Court to North Fork's SEC filings for the true and complete terms therein;
denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in the sixth sentence of the first bullet-point paragraph under paragraph 33; denies the allegations contained in the first sentence of the second bullet-point paragraph under paragraph 33, and respectfully refers the Court to North Fork's SEC filings for the true and complete terms therein; and denies the allegations contained in the second, third and fourth sentences of the second bullet-point paragraph under paragraph 33; denies the allegations contained in the third bullet-point paragraph under paragraph 33; denies the allegations contained in the fourth bullet-point paragraph under paragraph 33.

         34. Denies the allegations contained in the first sentence of paragraph 34 except admits that at some point in time Dime served a brief in opposition to North Fork's motion to dismiss, and respectfully refers the Court to Dime's brief for the true and complete terms therein; admits that North Fork filed an Amendment No. 6 to its Tender Offer Statement on Schedule TO on April 11, 2000 ("Supplemental Tender Offer Statement"); denies the allegations contained in the second, third and fourth sentences of paragraph 34, and respectfully refers the Court to North Fork's Supplemental Tender Offer Statement for the true and complete terms therein.

         35. In response to the allegations contained in paragraph 35, North Fork repeats and realleges paragraphs 1 through 34 hereof as if fully set forth herein.

         36. Denies the allegations contained in paragraph 36, and respectfully refers the Court to North Fork's Supplemental Tender Offer Statement for the true and complete terms therein.


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         37. Denies the allegations contained in paragraph 37, and respectfully refers the Court to North Fork's Supplemental Tender Offer Statement for the true and complete terms therein.

         38. Denies knowledge or information sufficient to form a belief about Dime's asserted "total annual compensation expense;" denies the remaining allegations contained in paragraph 38, and respectfully refers the Court to North Fork's Supplemental Tender Offer Statement for the true and complete terms therein.

         39. Denies the allegation contained in paragraph 39, and respectfully refers the Court to North Fork's Supplemental Tender Offer Statement for the true and complete terms therein.

         40. Denies the allegations contained in paragraph 40, and respectfully refers the Court to North Fork's SEC filings for the true and complete terms therein.

         41. Denies the allegations contained in paragraph 41, and respectfully refers the Court to the March 22, 2000 article in The Daily Deal, and North Fork's Form 8-K, dated March 13, 2000, for the true and complete terms therein.

         42. Declines to respond to so much of paragraph 42 as constitutes legal conclusions on the ground that no response is required thereto; denies knowledge or information sufficient to form a belief as to the truth of Dime's belief that "NAMCO is a major subsidiary;" and to the extent a response is required, denies the allegations contained in paragraph 42.

         43. Denies the allegations contained in the first sentence of paragraph 43; denies the allegations contained in the second sentence of paragraph 43,


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and respectfully refers the Court to the March 21, 2000 article in SNL Bank
Daily to which Dime refers for the true and complete terms therein.

         44. Denies the allegations contained in the first and second sentences of paragraph 44; denies the allegations contained in the third sentence of paragraph 44, and respectfully refers the Court to the March 21, 2000 article in SNL Bank Daily to which Dime refers for the true and complete terms therein.

         45. Declines to respond to so much of paragraph 45 as constitutes legal conclusions on the ground that no response is required thereto; to the extent a response is required, denies the allegations contained in paragraph 45.

         46. Declines to respond to so much of paragraph 46 as constitutes legal conclusions on the ground that no response is required thereto; to the extent a response is required, denies the allegations contained in paragraph 46, and respectfully refers the Court to the articles in The Daily Deal and The American Banker to which Dime refers for the true and complete terms therein.

         47. Denies the allegations contained in paragraph 47.

         48. In response to the allegations contained in paragraph 48, North Fork is unable to respond to the extent that Dime purports to repeat and reallege each and every allegation contained in paragraphs 1 through 62, inasmuch as there are not 62 paragraphs in the entire amended complaint; assuming that the reference to "62" is intended as "47," North Fork repeats and realleges its answers to paragraphs 1 through 47 as if fully set forth herein.


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         49. Declines to respond to so much of paragraph 49 as constitutes legal conclusions on the ground that no response is required thereto; to the extent a response is required, denies the allegations contained in paragraph 49.

         50. Declines to respond to so much of paragraph 50 as constitutes legal conclusions on the ground that no response is required thereto; to the extent a response is required, denies the allegations contained in paragraph 50.

         51. Denies the allegations contained in paragraph 51.

         52. Denies the allegations contained in paragraph 52.

         53. Denies the allegations contained in paragraph 53.

                     AS AND FOR A FIRST AFFIRMATIVE DEFENSE

         54. To the extent that the Complaint purports to allege a cause of action based upon fraud, it lacks the particularity required by Fed. R. Civ. P. 9(b) and Section 21D of the Exchange Act, 15 U.S.C. ss. 78u-4.

                     AS AND FOR A SECOND AFFIRMATIVE DEFENSE

         55. Because of the presence of cautionary language, pursuant to the "bespeaks caution" doctrine, Dime's claims based upon forward-looking statements are non-actionable.

                     AS AND FOR A THIRD AFFIRMATIVE DEFENSE

         56. Plaintiff's request for injunctive relief is barred under the equitable doctrine of estoppel.



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                     AS AND FOR A FOURTH AFFIRMATIVE DEFENSE

         57. Plaintiff's request for injunctive relief is barred under the equitable doctrine of unclean hands.

                     AS AND FOR A FIFTH AFFIRMATIVE DEFENSE

         58. The supplemental disclosures made by North Fork render Plaintiff's claims moot.

                     AS AND FOR A SIXTH AFFIRMATIVE DEFENSE
                 AND FOR COUNTERCLAIMS FOR INJUNCTIVE AND OTHER
             RELIEF AGAINST DIME BANCORP. INC. AND LAWRENCE J. TOAL

         Counterclaim-plaintiff North Fork, by and through its undersigned counsel, as and for its counterclaims against counterclaim-defendants Dime Bancorp, Inc. ("Dime") and Lawrence J. Toal ("Toal"), alleges upon knowledge as to itself and its own actions, and as to all matters of public record, and upon information and belief based upon information known to North Fork as to all other matters, as follows:

                              PRELIMINARY STATEMENT

         59. On March 5, 2000, North Fork announced its intention to commence an exchange offer for all of Dime's shares (the "Exchange Offer" or the "North Fork Exchange Offer"). As of April 20, the North Fork Exchange Offer had a value 40% greater than the implied value to Dime shareholders of a proposed merger between Dime and Hudson United Bancorp ("Hudson"), a transaction that has received and continues to receive the approval and blessing of Dime's Chairman and Chief Executive Officer, counterclaim-defendant Toal, and the rest of the Dime board of directors. Since March 5, counterclaim-defendant Dime, under the active direction and


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control of Toal, has waged an all-out campaign against North Fork and the
Exchange Offer, out of fear that Dime shareholders would reject the proposed Dime-Hudson merger. These fears have proven to be well-founded, as exemplified in a March 13 Institutional Shareholder Services research report recommending that Dime shareholders vote against the Dime-Hudson merger agreement, in light of North Fork's Exchange Offer.

         60. In an effort to stave off the inevitable, Dime has attempted to interfere with the Exchange Offer on a number of fronts. Dime has delayed a shareholder vote on the Dime-Hudson merger that was originally scheduled for March 15, but was adjourned to March 24, and was adjourned again, by almost two months to May 17. Dime has also commenced three separate court actions relating to the Exchange Offer - two directly against North Fork (the instant action and an action in Supreme Court, New York County, alleging violations of the Donnelly
Act) and one against one of North Fork's financial advisors, Salomon Smith Barney (to which North Fork is not a party).

         61. Dime and Toal have also made numerous materially false and misleading statements and omissions to Dime shareholders.
Counterclaim-defendants' purpose for these false and misleading statements and omissions is two-fold: (1) to taint the solicitation process and (2) to mislead Dime shareholders into not tendering their shares into the Exchange Offer.

                                   THE PARTIES

         62. Counterclaim-plaintiff North Fork, a bank holding company, is a publicly traded corporation organized and existing under the laws of the State of


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Delaware, with its principal executive offices in Melville, New York. Through its subsidiary, North Fork Bank (a New York state-chartered commercial bank), North Fork provides a variety of banking and financial services to middle-market and small business organizations, local government units, and retail customers in the New York metropolitan area.

         63. Counterclaim-defendant Dime is a savings and loan holding company organized and existing under the laws of the State of Delaware, with its principal executive offices in Manhattan.

         64. Counterclaim-defendant Toal is the Chairman and Chief Executive Officer of Dime. As alleged more fully below, certain of the false and misleading statements upon which these counterclaims are based were made by Toal; the remainder ere made by Dime with Toal's knowledge and active involvement.

                                  JURISDICTION

         65. The counterclaims asserted herein arise under Sections 14(a), 14(e) and 20(a) of the Securities Exchange Act of 1934 ("Exchange Act"), 15 U.S.C. ss.78n(a) and (e), and 78t, and the rules and regulations promulgated thereunder. This Court has jurisdiction over these counterclaims under Section 27 of the Exchange Act, 15 U.S.C. ss. 78aa, 28 U.S.C. ss.ss. 1367 and 1391, and pursuant to principles of supplemental and ancillary jurisdiction.

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                               FACTUAL BACKGROUND

A.   THE DIME-HUDSON MERGER AGREEMENT

         66. On September 15, 1999, Dime and Hudson entered into a merger agreement (the "Merger Agreement"), providing for a merger of Hudson and Dime (the "Dime-Hudson Merger"). Under the Merger Agreement, each share of Hudson would be converted into one share of the surviving entity, to be called "Dime United Bancorp Inc.," and each share of Dime would be converted into 0.60255 Dime United shares.

         67. Consummation of the Dime-Hudson Merger is conditioned upon, among other things, approval of the Merger Agreement by Dime's shareholders. Based upon the share prices of Dime and Hudson stock prior to the announcement of the Merger Agreement, the transaction did not provide a premium to Dime shareholders. After the announcement of the Merger Agreement, Dime's stock price dropped 27%, from $17.75 per share on September 14, 1999 to $12.97 per share on March 3, 2000 (the last trading day prior to the announcement of the North Fork Exchange Offer). Since the announcement of North Fork's Exchange Offer, the price of Dime's shares has risen, closing at $18.19 per share on the last trading day before the filing of these Counterclaims. As of that date, the value of North Fork's Exchange Offer to Dime shareholders was 40% greater than the implied value to Dime shareholders of the Dime-Hudson Merger.

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B.   THE NORTH FORK EXCHANGE OFFER AND FLEETBOSTON AGREEMENT

         68. On March 5, 2000, North Fork announced its intention to commence the Exchange Offer, pursuant to which each share of Dime stock would be exchanged for 0.9302 shares of North Fork common stock and $2.00 in cash. The Exchange Offer provided a 41% premium over the implied value to Dime's shareholders of the Dime-Hudson Merger (based on the closing prices of North Fork and Hudson common stock on the New York Stock Exchange on March 3, 2000). Through the Exchange Offer and a proposed second step-merger, North Fork intends to acquire control of, and ultimately the entire equity interest in, Dime. However, the Exchange Offer is conditioned upon, among other things, Dime shareholders' rejection of the Merger Agreement. Towards that end, North Fork also announced that it intended to solicit proxies from Dime shareholders to vote in opposition to the proposed Dime-Hudson Merger.

C. COUNTERCLAIM DEFENDANTS' RESPONSE TO THE NORTH FORK EXCHANGE OFFER IS TO DECEIVE DIME SHAREHOLDERS THROUGH MATERIALLY FALSE AND MISLEADING STATEMENTS

         69. Counterclaim-defendants wasted no time in attempting to influence Dime shareholders against North Fork and, thereby, protect a transaction whereby counterclaim-defendant Toal would retain his position as Chairman and CEO. Among other things:

o    The March 6 Press Release

         70. In a story reported over the Business Wire on Monday morning, March 6 at 1:05 a.m., only a few hours after North Fork first announced its Exchange


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Offer, and prior to any meeting of the Dime directors to consider the North Fork
Exchange Offer, counterclaim-defendant Toal responded swiftly and negatively to North Fork's Exchange Offer, stating:

         North Fork's offer is an attempt to destroy a transaction that is in the best interest of Dime, its shareholders and the communities it serves. . . . We are strongly committed to [the Hudson] transaction, which will enhance the value of our company.

The press release continued, "Mr. Toal added that, as a matter of fiduciary responsibility to Dime shareholders, a meeting would be scheduled to consider North Fork's proposal in due course."

         71. The March 6 press release was materially false and misleading in that, among other things:

     o it falsely suggests that Dime's position was a response to specific facts relating to North Fork's Exchange Offer when, in fact, it was the product of Toal's determination to oppose at all costs any acquisition of Dime by North Fork;

     o it purports to ascribe a motive to North Fork's conduct without disclosing the basis (if any) upon which Dime's characterization of North Fork's motive was based,

     o it fails to disclose the bases (if any) for the statement that "[we are strongly committed to this (the Dime-Hudson) transaction" in the face of the financially superior North Fork Exchange Offer, and

     o it falsely suggests that the Dime board would give consideration to the North Fork Exchange Offer at a meeting "in due course" when, in fact, and as events subsequently bore out, the Dime board's consideration of the Exchange Offer was perfunctory and preordained.

o    The March 7 Press Release


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         72. Counterclaim-defendants' wrongful conduct continued the following day. In a March 7 press release (the "March 7 Press Release"), Dime stated, among other things, "that its board of directors ha[d] unanimously rejected, both strategically and financially, the [North Fork Exchange Offer]." In addition, the press release stated that "[t]he board recommend[ed] that Dime shareholders not tender their shares to North Fork."

         73. The March 7 Press Release contains materially false and misleading information. For example, it states that:

          We know North Fork's operations well, and have previously concluded that a combination with North Fork would not be in the best interests of our shareholders.

The statement "we have previously concluded that a combination with North Fork would not be in the best interests of [Dime] shareholders," is materially false and misleading because it implies that Dime's board made a prior determination that such a merger would not be in the best interests of Dime's shareholders. Based upon the preliminary status of North Fork's prior discussions with Dime, Dime's board would likely not have made and therefore North Fork believes did not make, such a determination. Dime also failed to disclose the basis or bases upon which Dime had come to its purported previous "conclusion." Also, Dime mischaracterizes the nature of North Fork's business. Dime had previously included North Fork as one of a peer group of banks against which to compare the projected financial performance of a combined Dime-Hudson entity. Dime's proxy materials make it clear that perhaps the very reason for its proposed transaction with Hudson was that such a transaction would purportedly move Dime closer to a


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commercial banking business similar to that of the group of banks identified by
Dime - a group which included North Fork. Dime has not provided and cannot possibly provide a believable explanation as to why only several months ago it believed that North Fork was a high performing commercial bank worthy of emulating, but now is asking its shareholders to reject the North Fork offer on the basis that North Fork is impliedly an underperforming thrift rather than a high performing bank.

o    Dime's Proxy Statement Supplement and Investor Presentation Materials

         74. On March 8, Dime filed a Form 8-K with the SEC. That report contained (a) a supplement, dated March 7, 2000, to the joint proxy statement of Dime and Hudson and (b) presentation materials for investors (the "investor Presentation Materials"), each of which contained information with respect to the North Fork Exchange Offer.

         75. The 8-K and exhibits thereto also contain materially false and misleading information. For example, page 2 of the Investor Presentation Materials states that the Dime-Hudson Merger will result in "significant" price to earnings ("P/E") multiple expansion. This statement is materially false and misleading because, contrary to Dime's expectations, since the announcement of the Dime-Hudson Merger, the price of Hudson's stock has declined from $29.25 per share on September 14, 1999 to $21.00 per share on April 20, 2000 - a 28% decline. One of Dime's primary justifications for the Dime-Hudson Merger was -- and continues to be -- the expectation that the Dime-Hudson Merger will result, in a P/E multiple expansion for Dime stockholders. Based on the P/E multiples afforded Hudson and Dime since the announcement of the Dime-Hudson


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Merger, the Dime-Hudson Merger has not only not produced Dime's anticipated multiple expansion, but has had precisely the opposite effect -- it has resulted in a significant contraction in the implied P/E multiple of the combined Dime-Hudson. Accordingly, it is completely misleading for Dime to continue to cite this multiple expansion as an expectation resulting from the Dime-Hudson Merger when, as actual events have demonstrated, such expectation had no reasonable basis in fact at the time it was made.

         76. Page 2 of the Investor Presentation Materials states that the merger with Hudson is "accretive" to earnings per share for Dime stockholders. This statement is materially false and misleading because the Dime-Hudson Merger is, in fact, dilutive to Dime stockholders by 6.8% in 2000 and -- at best-- approximately break even in 2001, even assuming all of Dime's cost savings are achieved.

o    The March 10 Newspaper Advertisement

         77. On March 10, 2000, Dime caused an advertisement (the "March 10 Ad") to be published in newspapers of general circulation, including The New York Times and The Wall Street Journal. This advertisement contained materially false and misleading information with respect to the North Fork Exchange Offer and the Dime-Hudson Merger. Among other things, the March 10 Ad states that the Dime-Hudson Merger "paves the way for potentially significant P/E multiple expansion." This statement is materially false and misleading for the reasons alleged above in paragraph 75.


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         78. The March 10 Ad also states that the Dime-Hudson Merger is
"accretive" to earnings per share for Dime stockholders. This statement is materially false and misleading for the reasons alleged above in paragraph 76.

o    The March 15 Press Release

         79. On March 15, Dime issued a press release (the "March 15 Press Release") reacting to North Fork's March 14 filing of its Exchange Offer, stating in conclusory fashion that the Exchange Offer "is disruptive, inadequate and clearly not in the best interests of Dime shareholders."

         80. The March 15 press release continues by describing certain "prior discussions" between North Fork and Dime in the Summer of 1998 concerning a potential business combination between the two companies. The March 15 Press Release pertinently provides that:

         We are deeply disappointed that North Fork has chosen to proceed with an offer that has already been unanimously rejected, both strategically and financially, by Dime's board of directors. The offer is disruptive, inadequate and clearly not in the best interests of Dime shareholders. As noted in North Fork's filing, we held prior discussions about a potential merger of Dime and North Fork. These discussions occurred two years ago. We mutually decided a combination did not make sense. Nothing has changed. We continue to have grave concerns about the consequences of North Fork's hostile offer on our shareholders, customers and the communities we serve.

(emphasis added).

         81. This statement is materially false and misleading. Among other things, the statement that in 1998 North Fork and Dime had "mutually decided that a combination did not make sense" was false. Dime further fails to disclose the reasons


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why Dime determined not to pursue discussions with North Fork.  In addition, the statement is false and misleading for the reasons alleged above in paragraph 73.

o    The March 21 Press Release

         82. On March 21, Dime again issued a press release (the "March 21 Press Release") announcing that its board of directors had unanimously rejected the Exchange Offer as filed with the SEC. The March 21 Press Release pertinently states:

         The Dime board's conclusion that combining with North Fork makes no strategic or financial sense is the same conclusion we reached a year and a half ago when our two companies discussed a potential merger and mutually agreed not to proceed . . . . Consistent with its fiduciary duties, Dime's board of directors believes that it cannot approve North Fork's offer, whether or not the proposed merger of equals with Hudson United is completed.

(emphasis added)

         83. These statements are materially false and misleading for the reasons alleged above in paragraphs 73 and 81.

         84. Perhaps influenced by the tide of the Dime shareholders' sentiment, Dime also announced in the March 21 Press release that the Dime board decided to delay the shareholder vote, by almost two months, from March 24 to May 17, 2000. Dime's purported reason for the additional delay was to provide its shareholders with "more information." This statement is materially false and misleading because Dime postponed the shareholder vote only after it became clear that Dime's shareholders would vote down the Dime-Hudson Merger. Dime's conduct since then has demonstrated that it no longer believes the Dime-Hudson Merger to be a viable alternative to the North Fork Exchange Offer, but Dime has failed to disclose this


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



determination to Dime shareholders. Among other things, Dime has failed to take steps that ordinarily would be taken if Dime truly intended to seek to obtain the needed vote of Dime shareholders for the Dime-Hudson Merger. This includes Dime's failure to send additional proxy cards (or other materials related to the Dime-Hudson Merger) to Dime shareholders subsequent to its March 21 announcement of the adjournment of the shareholders' meeting to May 17 -- despite the fact that Dime announced that it was adjourning the vote in order to provide its shareholders with "more information." In fact, Dime last sent proxy cards to all of its shareholders on or about March 8. On or about March 21, Dime sent a letter to its shareholders promising that it would send additional materials regarding the May 17 meeting to shareholders of record on March 30, 2000 -- yet despite this commitment no such materials have been sent.

o    The Purported Waiver of the "No-Talk" Provision

         85. As part of the Merger Agreement between Dime and Hudson, Dime agreed that it would not discuss any merger or acquisition proposal that might be submitted by a third party with such third party (the "No Talk Provision"). The No Talk Provision did not contain any "fiduciary out" or "superior proposal" exception that is normally contained in merger agreements between public companies.

         86. In light of the existence of the No Talk Provision, North Fork's Chief Executive Officer wrote to Hudson's Chief Executive Officer requesting:
(i) Hudson's consent to North Fork entering into discussions with Dime and (ii) a waiver of the restrictions on Dime's right to negotiate with North Fork.


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



         87. By letter dated April 10, 2000, Hudson's Chairman, President and CEO wrote North Fork to advise that "we have been unable to reach an agreement with Dime on the terms of the waiver."

         88. The next day, Dime issued a press release that (as reported over the PR Newswire) announced that:

         although it had not received a copy of any correspondence from Hudson to North Fork, the fact of the matter is that Dime advised Hudson in writing last week that Dime did not object to Hudson granting an unconditional waiver of the provision in the Dime-Hudson merger agreement that restricts Dime's ability to talk to other parties including North Fork.

         A spokesman for Dime said, "So that there is no further confusion with respect to this issue, Dime consents to Hudson United unconditionally waiving the 'no talk' provision with respect to North Fork and all other parties. The decision is solely for Hudson United to make."

(emphasis added)

         89. The next day, Hudson issued a press release that, as reported over the Business Wire, stated the following:

         MAHWAH, NJ, April 12 (BUSINESS WIRE) - April 12,2000 - Hudson United Bancorp (NYSE: HU-news) announced today that, consistent with its offer made to Dime Bancorp, Inc. (NYSE: DME-news) last week, Hudson will, if Dime agrees, waive the no-talk clause of its merger agreement with Dime with respect to any third party bidder that provides an affirmation, in a form acceptable to Hudson, of Hudson's rights under its stock option agreement.

(emphasis added). The stock option agreement to which Hudson referred was an option that Dime granted to Hudson at the time Dime entered into the Merger Agreement, giving Hudson the right to buy Dime stock at a fixed price if a third party were to acquire Dime (the "Option Agreement"). Under the applicable provisions of the Option Agreement, if


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



North Fork acquires control of Dime, Hudson will be entitled to surrender the option to Dime in exchange for $50 million in cash.

         90. Also on April 12, the following story appeared over Reuters:

     MAHWAH, NJ, April 12 (Reuters) - Hudson United Bancorp (NYSE: HU-news) said Wednesday it would waive the no-talk clause in its friendly $1.3 billion bid for Dime Bancorp Inc. (NYSE: DME-news), as long as Hudson's rights under its stock options agreement is affirmed.

     A company spokesperson was not immediately able to provide the details of the stock options agreement.

     Acquisition target Dime said on Tuesday it would be willing to talk with hostile suitor North Fork Bancorp (NYSE: NFB-news), or other interested parties, if Dime's merger partner agreed. Dime was prohibited from speaking with other potential partners under its merger agreement with Hudson, an arrangement which North Fork said Dime may be using to fend off its $2.1 billion bid, which it launched two weeks ago.

     Earlier Tuesday, North Fork said its efforts to hold takeover talks with Dime were unsuccessful, prompting North Fork to accuse Dime of "unconscionable behavior." But Dime responded by saying it informed Hudson last week that it did not object to Hudson waiving the clause that prohibits it from holding discussions with other suitors, North Fork included.

         91. On April 12, North Fork wrote to Hudson, affirming Hudson's rights under the Option Agreement, and publicly announced that it had done so.

         92. On April 13, 2000, an article appeared in Newsday discussing Hudson's waiver of the No-Talk Provision stating, in part:

     And a Dime Spokesman said once the waiver is finalized, Dime is willing to talk to North Fork.

     'Dime is prepared to talk if they're free to do so as a contractual matter,' a spokesman said.


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



         93. Dime's statements to the press have created the false impression that it has done whatever it needs to do to free itself of any contractual provisions with Hudson restricting it from talking to North Fork about a possible transaction and that it is willing to discuss a potential transaction with North Fork. In truth and in fact, but not disclosed to Dime shareholders, Dime has thus far refused to take all steps that Dime and Hudson believe are necessary under the Merger Agreement to allow it to discuss a potential transaction with North Fork and has failed to disclose to shareholders that, at this moment, it is not willing to discuss such a potential transaction with North Fork.

o    Federal Reserve Board Approval of The Dime-Hudson Merger

         94. At 6:23 p.m., on Wednesday, April 12, Dime issued a press release announcing that "[t]he Federal Reserve Board on Wednesday signed off on Dime Bancorp's proposed acquisition of Hudson United Bancorp." (emphasis added) This press release is materially false and misleading because it fails to disclose that the Federal Reserve Board specifically conditioned its approval on Dime increasing its capital before June 30, 2000, so that the combined Dime-Hudson would be "well-capitalized" under Federal Reserve Board guidelines.

                               IRREPARABLE INJURY

         95. Through these materially false and misleading statements, counterclaim-defendants seek to (i) improperly influence, the vote at the May 17, 2000 shareholder meeting, and (ii) improperly dissuade Dime shareholders from tendering their shares into the North Fork Exchange Offer, in violation of the federal disclosure rules. Counterclaim-defendants' conduct has irreparably harmed and, unless enjoined, will continue to irreparably harm all Dime shareholders by forcing them to make decisions with respect to their vote, and decisions with respect to whether to tender their shares, on the basis of incomplete and materially false and misleading information. Without an injunction, North Fork and Dime shareholders will suffer immediate and irreparable harm as a direct consequence of Dime's failure to comply with federal securities laws. North Fork's resulting injury is not compensable in monetary damages and, therefore, it has no adequate remedy at law.

                               AS AND FOR A FIRST
                             COUNTERCLAIM FOR RELIEF

                   (FOR VIOLATIONS BY COUNTERCLAIM-DEFENDANTS
                 OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT
                 OF 1934 AND RULE 14A-9 PROMULGATED THEREUNDER)

         96. North Fork repeats and realleges each and every allegation contained in paragraphs 59 through 95 as if fully set forth herein.

         97. Section 14(a) of the Exchange Act, 15 U.S.C. ss.78n(a), and SEC Rule 14a-9, 17 C.F.R. ss.240. 14a-9, promulgated thereunder were intended to ensure that the proxy solicitation process is truthful and to enable shareholders to fully evaluate the information provided in proxy materials (and other forms of solicitations). Rule 14a-9 provides that:

     No solicitation subject to this regulation shall be made by means of any proxy statement . . . . or other communication, written or oral, containing any statement which at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.

17 C.F.R. ss.240.14a-9.


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



         98. The statements set out above that were made by counterclaim-defendants contain material omissions, and false and misleading statements about material facts, as alleged above. Counterclaim defendants have thus violated
Section 14(a) of the Exchange Act and SEC Rule 14a-9.

         99. North Fork has no adequate remedy at law.

                               AS AND FOR A SECOND
                             COUNTERCLAIM FOR RELIEF

                  (FOR VIOLATIONS BY COUNTERCLAIM-DEFENDANTS OF
              SECTION 14(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

         100. North Fork repeats and realleges each and every allegation contained in paragraphs 59 through 99 as if fully set forth herein.

         101. Section 14(e) of the Exchange Act provides that:

          It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading or to engage in any fraudulent, deceptive, or manipulative acts of practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request or invitation.

15 U.S.C. ss.78n(e).

         102. As alleged above, in an attempt to thwart the North Fork Exchange Offer, counterclaim-defendants have knowingly omitted material information, and have knowingly issued false and misleading statements concerning material information, in an effort to convince Dime shareholders not to tender their shares in favor of the North Fork Exchange Offer. Counterclaim defendants have thereby violated Section 14(e) of the Exchange Act.


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



         103. North Fork does not have an adequate remedy at law.

                               AS AND FOR A THIRD
                             COUNTERCLAIM FOR RELIEF

                   (AGAINST COUNTERCLAIM-DEFENDANT TOAL UNDER
              SECTION 20(A) OF THE SECURITIES EXCHANGE ACT OF 1934)

         104. North Fork repeats and realleges each and every allegation contained in paragraphs 59 through 103 as if fully set forth herein.

         105. Section 20(a) of the Exchange Act, provides that:

          Every person who, directly or indirectly, controls any person liable under any provisions of this chapter or of any rule or regulation thereunder shall also be liable jointly and severally with and to the same extent as such controlled person to any person to whom such controlled person is liable, unless the controlling person acted in good faith and did not directly or indirectly induce the act or acts constituting the violation or cause of action.

15 U.S.C. ss. 78t.

         106. Toal is the Chairman and Chief Executive Officer of Dime. He participated directly and indirectly in the making of Dime's materially false and misleading statements and omissions as described above. In addition, as Dime's CEO, Toal exerted control over others who made and participated in the making of Dime's materially false and misleading statements and omissions. Moreover, Toal made, or caused others to make, the materially false and misleading statements and omissions with knowledge or reckless disregard as to the truth or falsity of such statements and omissions. Toal was a culpable participant in the dissemination of Dime's materially false and misleading statements and omissions. As such, Toal was a control person of Dime and is liable therefor for Dime's violations of the Securities Exchange Act.


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



         107. North Fork does not have an adequate remedy at law.

         WHEREFORE, North Fork prays for judgment as follows:

         A. Preliminarily and permanently enjoining counterclaim-defendants, their officers, directors, employees, agents, and all others acting in concert with them, from violating the provisions of Sections 14(a), 14(e) and 20(a) of the Exchange Act;

         B. Preliminarily and permanently enjoining counterclaim-defendants, and each of them, from soliciting from any Dime shareholder any proxy, consent or authorization to vote any shares of Dime unless and until counterclaim-defendants comply, in full, with all applicable provisions of the federal securities laws, and unless and until such time as the Court may determine that the effects of counterclaim- defendants' unlawful conduct have dissipated;

         C. Preliminarily and permanently enjoining counterclaim-defendants, and each of them, from voting the Dime proxies they acquired during the period that they were in violation of the federal securities laws;

         D. Requiring that counterclaim-defendants issue supplemental disclosure to correct the false and misleading statements they have made, and to correct the statements they have made that were rendered misleading by omissions of material fact;

         E. Awarding North Fork the costs and disbursements of this action; and


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


         F. Awarding such other and further relief as the Court may deem just and proper.

Dated:   April 24, 2000
         New York, New York

                                              /s/
                                    --------------------------------------------
                                       Jerome S. Hirsch (JH 5650)
                                       Jay B. Kasner (JK 7910)
                                       Jeremy Berman (JB 0378)
                                       SKADDEN, ARPS, SLATE,
                                         MEAGHER & FLOM LLP
                                       Four Times Square
                                       New York, New York  10036
                                       (212) 735-3000

                                       Attorneys for Defendant Counterclaim-
                                       Plaintiff North Fork Bancorporation, Inc.






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